August 1, 2016

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:          Wells Fargo Funds Trust (the “Trust”)

Request for Amendment Withdrawal

Registration Statement on Form 485B (File No. 333-74295)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Trust hereby requests that the Securities and Exchange Commission (the "Commission") withdraw, effective as of the date hereof or at the earliest practicable date hereafter, a filing that was labeled as Post-Effective Amendment No. 2 to the Trust's Registration Statement on Form 485B (Accession No. 0001081400-16-001565) together with all exhibits thereto (collectively, the "Post-Effective Amendment").

The Post-Effective Amendment was originally filed on July 28, 2016 to add a tax opinion to the list of exhibits to the Registration Statement.  The sub-template mistakenly referenced File No. 333-74295, it should have been filed under File No. 333-208616.  We will refile the tax opinion under the correct File No.

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Brian Montana at (617) 210-3662.

Very truly yours,

By:	/s/ Brian Montana
Brian Montana, Esq.
Wells Fargo Law Department